                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                                 Favrille, Inc.
                                 --------------
                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                    312088404
                                    ---------
                                 (CUSIP Number)

                                                            Copy To:
        Kristen Bailey                             Laurence P. Naughton, Esq.
     c/o Forward Ventures                          Choate, Hall & Stewart LLP
9393 Towne Centre Drive, Suite 200                   Two International Place
       San Diego, CA 92121                         Boston, Massachusetts 02110
        (858) 677-6077                                   (617) 248-5000


            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 8, 2005
                                ----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                         (Continued on following pages)

                              (Page 1 of 11 Pages)


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                                 ------------
CUSIP No. 312088404                   13D                           Page 2 of 17
-------------------                                                 ------------


-------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Forward Ventures III, L.P.
      I.R.S. Identification No. 33-0720306
-------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[ ]
                                                                          (b)[ ]

-------------------------------------------------------------------------------
 3    SEC USE ONLY

-------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
      WC

--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER

      NUMBER OF             0 shares
       SHARES           --------------------------------------------------------
    BENEFICIALLY        8   SHARED VOTING POWER
      OWNED BY
        EACH                3,275,664 shares
     REPORTING          --------------------------------------------------------
       PERSON           9   SOLE DISPOSITIVE POWER
        WITH
                            0 shares
                        --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            3,275,664 shares
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,275,664 shares
--------------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                     [ ]

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      14.4%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      PN

--------------------------------------------------------------------------------

-------------------                                                 ------------
CUSIP No. 312088404                   13D                           Page 3 of 17
-------------------                                                 ------------


--------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Forward Ventures III Institutional Partners, L.P.
      I.R.S. Identification No. 33-0741913
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[ ]
                                                                          (b)[ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
      WC

--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER

      NUMBER OF             0 shares
       SHARES           --------------------------------------------------------
    BENEFICIALLY        8   SHARED VOTING POWER
      OWNED BY
        EACH                3,275,664 shares
     REPORTING          --------------------------------------------------------
       PERSON           9   SOLE DISPOSITIVE POWER
        WITH
                            0 shares
                        --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            3,275,664 shares
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,275,664 shares
--------------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                     [ ]

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      14.4%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      PN

--------------------------------------------------------------------------------

-------------------                                                 ------------
CUSIP No. 312088404                   13D                           Page 4 of 17
-------------------                                                 ------------


--------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Forward III Associates, L.L.C.
      I.R.S. Identification No. 33-0720303
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[ ]
                                                                          (b)[ ]

-------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
      AF

--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER

      NUMBER OF             0 shares
       SHARES           --------------------------------------------------------
    BENEFICIALLY        8   SHARED VOTING POWER
      OWNED BY
        EACH                3,275,664 shares
     REPORTING          --------------------------------------------------------
       PERSON           9   SOLE DISPOSITIVE POWER
        WITH
                            0 shares
                        --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            3,275,664 shares
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,275,664 shares
--------------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                     [ ]

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      14.4%

--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      PN

--------------------------------------------------------------------------------

-------------------                                                 ------------
CUSIP No. 312088404                   13D                           Page 5 of 17
-------------------                                                 ------------


--------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Forward Ventures IV, L.P.
      I.R.S. Identification No. 33-0910769
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[ ]
                                                                          (b)[ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
      WC

--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER

      NUMBER OF             0 shares
       SHARES           --------------------------------------------------------
    BENEFICIALLY        8   SHARED VOTING POWER
      OWNED BY
        EACH                3,275,664 shares
     REPORTING          --------------------------------------------------------
       PERSON           9   SOLE DISPOSITIVE POWER
        WITH
                            0 shares
                        --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            3,275,664 shares
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,275,664 shares
--------------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                     [ ]

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      14.4%

--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      PN

--------------------------------------------------------------------------------

-------------------                                                 ------------
CUSIP No. 312088404                   13D                           Page 6 of 17
-------------------                                                 ------------


--------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Forward Ventures IV B, L.P.
      I.R.S. Identification No. 33-0913162
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[ ]
                                                                          (b)[ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
      WC

--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER

      NUMBER OF             0 shares
       SHARES           --------------------------------------------------------
    BENEFICIALLY        8   SHARED VOTING POWER
      OWNED BY
        EACH                3,275,664 shares
     REPORTING          --------------------------------------------------------
       PERSON           9   SOLE DISPOSITIVE POWER
        WITH
                            0 shares
                        --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            3,275,664 shares
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,275,664 shares
--------------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                     [ ]

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      14.4%

--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      PN

--------------------------------------------------------------------------------

-------------------                                                 ------------
CUSIP No. 312088404                   13D                           Page 7 of 17
-------------------                                                 ------------


--------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Forward IV Associates, LLC
      I.R.S. Identification No. 33-0908667
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[ ]
                                                                          (b)[ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
      AF

--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER

      NUMBER OF             0 shares
       SHARES           --------------------------------------------------------
    BENEFICIALLY        8   SHARED VOTING POWER
      OWNED BY
        EACH                3,275,664 shares
     REPORTING          --------------------------------------------------------
       PERSON           9   SOLE DISPOSITIVE POWER
        WITH
                            0 shares
                        --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            3,275,664 shares
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,275,664 shares
--------------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                     [ ]

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.4%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      PN

--------------------------------------------------------------------------------

-------------------                                                 ------------
CUSIP No. 312088404                   13D                           Page 8 of 17
-------------------                                                 ------------


--------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Standish M. Fleming
-------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[ ]
                                                                          (b)[ ]

-------------------------------------------------------------------------------
 3    SEC USE ONLY

-------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
      AF, PF

-------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER

      NUMBER OF             12,048 shares
       SHARES           --------------------------------------------------------
    BENEFICIALLY        8   SHARED VOTING POWER
      OWNED BY
        EACH                3,275,664 shares
      REPORTING         --------------------------------------------------------
       PERSON           9   SOLE DISPOSITIVE POWER
        WITH
                            12,048 shares
                        --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            3,275,664 shares
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,287,712 shares
--------------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                     [ ]

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.4%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      IN

--------------------------------------------------------------------------------

-------------------                                                 ------------
CUSIP No. 312088404                   13D                           Page 9 of 17
-------------------                                                 ------------

--------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Ivor Royston, M.D.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[ ]
                                                                          (b)[ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
      AF, PF

--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER

      NUMBER OF             34,899 shares
       SHARES           --------------------------------------------------------
    BENEFICIALLY        8   SHARED VOTING POWER
      OWNED BY
        EACH                3,275,664 shares
     REPORTING          --------------------------------------------------------
       PERSON           9   SOLE DISPOSITIVE POWER
        WITH
                            34,899 shares
                        --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            3,275,664 shares
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,310,563 shares
--------------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                    [ ]

--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.5%
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
--------------------------------------------------------------------------------

-------------------                                                -------------
CUSIP No. 312088404                   13D                          Page 10 of 17
-------------------                                                -------------


                                  Schedule 13D

ITEM 1.   SECURITY AND ISSUER.

     This statement relates to the common stock, par value $0.001 per share (the "Common Stock") of Favrille, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 10421 Pacific Center Court, Suite 150, San Diego, CA 92121.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a) Names of Persons Filing: (1) Forward Ventures III, L.P.; (2) Forward Ventures III Institutional Partners, L.P.; (3) Forward III Associates, L.L.C. (the sole general partner of Forward Ventures III, L.P. and Forward Ventures III Institutional Partners, L.P.); (4) Forward Ventures IV, L.P.; (5) Forward Ventures IV B, L.P.; (6) Forward IV Associates, LLC (the sole general partner of Forward Ventures IV, L.P. and Forward Ventures IV B, L.P.); and (7) each of Standish M. Fleming and Ivor Royston, M.D., the managing members of each of Forward III Associates, L.L.C. and Forward IV Associates, LLC. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

     (b) Address of Principal Business and Principal Office: The address of the principal business and the principal office of each of the Reporting Persons is 9393 Towne Centre Drive, Suite 200, San Diego, CA 92121.

     (c) Principal Business/Occupation: The principal business of Forward Ventures III, L.P., Forward Ventures III Institutional Partners, L.P., Forward Ventures IV, L.P. and Forward Ventures IV B, L.P. is to make equity investments in life sciences and healthcare companies. The principal business of Forward III Associates, L.L.C. is to act as the sole general partner of both Forward Ventures III, L.P. and Forward Ventures III Institutional Partners, L.P. The principal business of Forward IV Associates, LLC is to act as the sole general partner of both Forward Ventures IV, L.P. and Forward Ventures IV B, L.P. The principal occupation of each of Standish M. Fleming and Ivor Royston, M.D. is to act as managing members of Forward III Associates, L.L.C. and Forward IV Associates, LLC.

     (d) Criminal Proceedings: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in, or a party to, a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Civil Proceedings: During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship: Forward Ventures III, L.P. is a limited partnership organized under the laws of the State of Delaware. Forward Ventures III Institutional Partners, L.P. is a limited partnership organized under the laws of the State of Delaware. Forward Ventures IV, L.P. is a limited partnership organized under the laws of the State of Delaware. Forward Ventures IV B, L.P. is a limited partnership organized under the laws of the State of Delaware. Forward III Associates, L.L.C. is a limited liability company organized under the laws of the State of Delaware. Forward IV Associates, LLC is a limited liability company organized under the laws of the State of Delaware. Each of Standish M. Fleming and Ivor Royston, M.D. is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Forward Ventures III, L.P. and Forward Ventures III Institutional Partners, L.P. held shares of the Issuer's Series A Preferred Stock, Series B Preferred Stock, Series B-2 Preferred Stock, Series C

-------------------                                                -------------
CUSIP No. 312088404                   13D                          Page 11 of 17
-------------------                                                -------------


Preferred Stock (collectively, the "Preferred Stock") and Common Stock (together with the Preferred Stock, the "Pre-IPO Stock") prior to the Issuer's initial public offering on February 8, 2005 (the "IPO"). Forward Ventures IV, L.P. and Forward Ventures IV B, L.P. held shares of the Issuer's Series A Preferred Stock, Series B Preferred Stock, Series B-2 Preferred Stock and Series C Preferred Stock prior to the IPO. Standish M. Fleming held shares of Common Stock prior to the IPO. The Royston Grantor Trust, of which Ivor Royston, M.D. is a beneficiary and a trustee, held shares of Common Stock prior to the IPO. Immediately prior to the IPO, the Pre-IPO Stock was converted into a total of 2,585,475 shares of Common Stock, 100,001 shares of which are owned by Forward Ventures III, L.P., 378,713 shares of which are owned by Forward Ventures III Institutional Partners, L.P., 1,919,907 shares of which are owned by Forward Ventures IV, L.P., 162,758 shares of which are owned by Forward Ventures IV B, L.P., 12,048 shares of which are owned by Standish M. Fleming and 12,048 shares of which are owned by the Royston Grantor Trust. On February 8, 2005, Forward Ventures IV, L.P. purchased an additional 658,464 shares of Common Stock and Forward Ventures IV B, L.P. purchased an additional 55,821 shares of Common Stock.

     The source of the funds for the original purchases of the Pre-IPO Stock and for the purchase of Common Stock at the IPO was the working capital of Forward Ventures III, L.P., Forward Ventures III Institutional Partners, L.P., Forward Ventures IV, L.P. and Forward Ventures IV B, L.P. and, for the Common Stock held directly by Standish M. Fleming and the Royston Grantor Trust, the personal funds of such persons. No part of the purchase price was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Pre-IPO Stock or the Common Stock obtained at the IPO. No additional consideration was paid by Forward Ventures III, L.P., Forward Ventures III Institutional Partners, L.P., Forward Ventures IV, L.P., Forward Ventures IV B, L.P., Standish M. Fleming or the Royston Grantor Trust in connection with the conversion of the Preferred Stock into Common Stock prior to the IPO.

     Ivor Royston, M.D. owns 32,289 options to purchase shares of Common Stock, of which 22,851 are currently vested and exercisable. Dr. Royston was granted such options in consideration of his membership on the Board of Directors of the Issuer.

ITEM 4.   PURPOSE OF TRANSACTION.

     Forward Ventures III, L.P., Forward Ventures III Institutional Partners, L.P., Forward Ventures IV, L.P., Forward Ventures IV B, L.P., Standish Fleming and Ivor Royston, M.D., hold Common Stock or options to purchase Common Stock, as the case may be, as described in Item 5 of this Schedule 13D for investment purposes only. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, Forward Ventures III, L.P., Forward Ventures III Institutional Partners, L.P., Forward Ventures IV, L.P. and Forward Ventures IV B, L.P. may dispose of or acquire additional shares of capital stock of the Issuer.

     Furthermore, Ivor Royston, M.D. is a member of the Issuer's Board of Directors. In his capacity as such, he routinely evaluates and engages in conversations with the other members of the Issuer's Board of Directors and management about the Issuer's operations, prospects, strategy, capital structure, prevailing market conditions, liquidity requirements, financing alternatives and other similar considerations.

     Except as set forth in the preceding two paragraphs, none of the Reporting Persons has any present plans which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

-------------------                                                -------------
CUSIP No. 312088404                   13D                          Page 12 of 17
-------------------                                                -------------


     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities or the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     As of February 14, 2006, Forward Ventures III, L.P. is the beneficial and record owner of 100,001 shares of Common Stock of the Issuer, Forward Ventures III Institutional Partners, L.P. is the beneficial and record owner of 378,713 shares of Common Stock of the Issuer, Forward Ventures IV, L.P. is the beneficial and record owner of 2,578,371 shares of Common Stock of the Issuer and Forward Ventures IV B, L.P. is the beneficial and record owner of 218,579 shares of Common Stock of the Issuer (such 3,275,664 shares of Common Stock to be referred to collectively as the "Record Shares"). By virtue of the affiliate relationship between Forward Ventures III, L.P., Forward Ventures III Institutional Partners, L.P., Forward Ventures IV, L.P. and Forward Ventures IV B, L.P., each entity may be deemed to beneficially own all of the Record Shares. As the sole general partner of both Forward Ventures III, L.P. and Forward Ventures III Institutional Partners, L.P., Forward III Associates, L.L.C. may be deemed to beneficially own the Record Shares. As the sole general partner of both Forward Ventures IV, L.P. and Forward Ventures IV B, L.P., Forward IV Associates, LLC may be deemed to beneficially own the Record Shares. As the managing members of Forward III Associates, L.L.C. and Forward IV Associates, LLC, each of Standish M. Fleming and Ivor Royston, M.D. may be deemed to beneficially own the Record Shares.

     As of February 14, 2006, Standish M. Fleming is the beneficial and record owner of 12,048 shares of Common Stock of the Issuer and the Royston Grantor Trust is the beneficial and record owner of 12,048 shares of Common Stock of the Issuer.

     As of February 14, 2006, Ivor Royston, M.D. owns 32,289 options to purchase shares of Common Stock, of which 22,589 have vested and are exercisable.

     Each Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock of the Issuer, except in the case of (1) Forward Ventures III, L.P. for the 100,001 shares of Common Stock it holds of record; (2) Forward Ventures III Institutional Partners, L.P. for the 378,713 shares of Common Stock it holds of record; (3) Forward Ventures IV, L.P. for the 2,578,371 shares of Common Stock it holds of record; (4) Forward Ventures IV B, L.P. for the 218,579 shares of Common Stock it holds of record; (5) Standish M. Fleming for the 12,048 shares of Common Stock he holds of record; and (6) Ivor Royston, M.D. for the 22,589 options to purchase shares of Common Stock he holds directly and for the 12,048 shares of Common Stock in which he holds a beneficial interest as a beneficiary of the Royston Grantor Trust.

     (a) Percent of Class: Each Reporting Person 14.4%, except Ivor Royston M.D. 14.5%. The foregoing percentage is calculated based on the 22,791,534 shares of Common Stock

-------------------                                                -------------
CUSIP No. 312088404                   13D                          Page 13 of 17
-------------------                                                -------------

          outstanding as of December 31, 2005, based on information provided by the Issuer as adjusted pursuant to Rule 13d-3(d)(1).

     (b)  Number of shares as to which such person has:

          (i) Sole power to vote or to direct the vote: 0 shares for each Reporting Person except Standish M. Fleming and Ivor Royston, M.D. 12,048 shares for Standish M. Fleming and 34,899 shares for Ivor Royston, M.D.

          (ii) Shared power to vote or to direct the vote: 3,275,664 shares for each Reporting Person.

          (iii) Sole power to dispose or to direct the disposition: 0 shares for each Reporting Person except Standish M. Fleming and Ivor Royston, M.D. 12,048 shares for Standish M. Fleming and 34,899 shares for Ivor Royston, M.D.

          (iv) Shared power to dispose or to direct the disposition: 3,275,664 shares for each Reporting Person.

     (c) None of the Reporting Persons has effected any transaction in the Common Stock of the Issuer during the last 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the shares beneficially owned by any of the Reporting Persons, other than Colette Royston who has the right to receive and the power to direct the receipt of dividends from, or any proceeds from the sale of the 12,048 shares of Common Stock that are owned by the Royston Grantor Trust of which she is a beneficiary and trustee.

     (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not Applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1    Agreement regarding filing of joint Schedule 13D.

-------------------                                                -------------
CUSIP No. 312088404                   13D                          Page 14 of 17
-------------------                                                -------------


                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2006

FORWARD VENTURES III, L.P.

     By: Forward III Associates, L.L.C.


     By: /s/ Standish M. Fleming
         -------------------------------------
     Name: Standish M. Fleming
     Title: Managing Member


FORWARD VENTURES III INSTITUTIONAL PARTNERS, L.P.

     By: Forward III Associates, L.L.C.


     By: /s/ Standish M. Fleming
         ---------------------------------------
     Name: Standish M. Fleming
     Title: Managing Member


FORWARD III ASSOCIATES, L.L.C.


     By: /s/ Standish M. Fleming
         ---------------------------------------
     Name: Standish M. Fleming
     Title: Managing Member


FORWARD VENTURES IV, L.P.

     By: Forward IV Associates, LLC


     By: /s/ Standish M. Fleming
         ---------------------------------------
     Name: Standish M. Fleming
     Title: Managing Member

-------------------                                                -------------
CUSIP No. 312088404                   13D                          Page 15 of 17
-------------------                                                -------------


FORWARD VENTURES IV B, L.P.

     By: Forward IV Associates, LLC


     By: /s/ Standish M. Fleming
         ---------------------------------------
     Name: Standish M. Fleming
     Title: Managing Member


FORWARD IV ASSOCIATES, LLC


     By: /s/ Standish M. Fleming
         ---------------------------------------
     Name: Standish M. Fleming
     Title: Managing Member


/s/ Standish M. Fleming
------------------------------------
Standish M. Fleming


/s/ Ivor Royston, M.D.
------------------------------------
Ivor Royston, M.D.

-------------------                                                -------------
CUSIP No. 312088404                   13D                          Page 16 of 17
-------------------                                                -------------

                                                                       EXHIBIT 1

                            JOINT REPORTING AGREEMENT

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Favrille, Inc.

     EXECUTED on this 14th day of February, 2006.

FORWARD VENTURES III, L.P.

     By: Forward III Associates, L.L.C.


     By: /s/ Standish M. Fleming
        ---------------------------------------
     Name: Standish M. Fleming
     Title: Managing Member


FORWARD VENTURES III INSTITUTIONAL PARTNERS, L.P.

     By: Forward III Associates, L.L.C.


     By: /s/ Standish M. Fleming
        ---------------------------------------
     Name: Standish M. Fleming
     Title: Managing Member


FORWARD III ASSOCIATES, L.L.C.


     By: /s/ Standish M. Fleming
        ---------------------------------------
     Name: Standish M. Fleming
     Title: Managing Member


FORWARD VENTURES IV, L.P.

     By: Forward IV Associates, LLC


     By: /s/ Standish M. Fleming
        ---------------------------------------
     Name: Standish M. Fleming
     Title: Managing Member

-------------------                                                -------------
CUSIP No. 312088404                   13D                          Page 17 of 17
-------------------                                                -------------



FORWARD VENTURES IV B, L.P.

     By: Forward IV Associates, LLC


     By: /s/ Standish M. Fleming
        ---------------------------------------
     Name: Standish M. Fleming
     Title: Managing Member


FORWARD IV ASSOCIATES, LLC


     By: /s/ Standish M. Fleming
        ---------------------------------------
     Name: Standish M. Fleming
     Title: Managing Member


/s/ Standish M. Fleming
----------------------------------
Standish M. Fleming


/s/ Ivor Royston, M.D.
----------------------------------
Ivor Royston, M.D.